EXHIBIT 99.1

Electrovaya Named One of Canada's Clean Technology Winners in Deloitte's Technology Fast 50TM Program

TORONTO, ON / November 8, 2023 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has received a Clean Technology award as part of Deloitte's Technology Fast 50 program. Launched last year, the new award leadership category recognizes Canada's top clean innovators providing processes, goods, or services that reduce environmental impacts.

"Electrovaya's Infinity Battery technology offers industry leading performance including significantly improved safety and longevity. Over the last few years, Electrovaya has successfully commercialized this technology and it continues to be implemented at a growing number of mission critical electrified applications." said, Dr. Raj DasGupta, CEO at Electrovaya. "We are honoured to have been recognized by Deloitte for this award and are looking forward to continuing our journey in decarbonizing some of the world's highest duty cycle applications including material handling, transit and trucking."

"These outstanding companies are amongst the elite of Canada's clean technology sector, developing and bringing to market innovations that create a more resilient and sustainable future for the environment," stated Anders McKenzie, partner and national leader for the Technology Fast 50 program at Deloitte Canada. "With ever-increasing business opportunities to reduce our carbon footprint, make energy efficiency gains, and accelerate the deployment of renewable energy sources, these winners distinguish themselves in a highly promising and dynamic space. They represent a cohort of innovators who are contributing to the environment and helping to create a sustainable business and technology landscape in Canada."

Eligibility in the Clean Technology category requires applicants to meet the same criteria as Technology Fast 50 nominees except they must have a minimum revenue of $50,000 in 2019 and $5 million in 2022. The winning companies are ranked by their revenue-growth percentage over that period. The majority of the companies' revenues must come from products or services that have a positive environmental impact in the following areas: carbon emissions reduction potential, resource circulation (reduce, reuse, and recycle), or environmental preservation and safety. This year marks 26 years since the establishment of Deloitte's Technology Fast 50 award program in Canada.

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About the Deloitte Technology Fast 50 ™ programThe Deloitte Technology Fast 50 program is Canada's pre-eminent technology awards program. Celebrating its 26th anniversary, the program recognizes business growth, innovation, and entrepreneurship in four distinct categories: Technology Fast 50 ranking, Enterprise-Industry leaders, Clean Technology, and Companies-to-Watch. The program also recognizes companies within the North American Technology Fast 500 ranking, identifying thriving technology companies in the United States and Canada. The 2023 program sponsors include Deloitte, RBCx, Osler, EDC, CCI, TMX, Clarity, and Lafond. For further information, visit www.fast50.ca.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 /

jroy@electrovaya.com

About Electrovaya Inc.Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000-square-foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

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